Exhibit 99.3

FORM OF PROXY — SHAREHOLDERS ONLY

WAH FU EDUCATION GROUP LTD.
FOR USE AT THE ANNUAL GENERAL MEETING (“AGM”)
TO BE HELD ON JANUARY 10, 2025

(OR AT ANY POSTPONEMENT OR ADJOURNMENT THEREOF)
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

For use at the annual general meeting (“AGM”) (or at any postponement or adjournment thereof) of the holders of ordinary shares of $0.01 each in Wah Fu Education Group Ltd. (the “Company”)

I/We,

(1)    being the registered holder(s) of ordinary shares of $0.01 each in the Company, HEREBY APPOINT the Chairman of the AGM or,

(2)    as my/our proxy (“Proxy”) to attend and act for me/us and on my/our behalf at the AGM (or at any postponement or adjournment thereof) to be held on January 10, 2025 at 10:30 AM, Beijing Time, for the purpose of considering and, if thought fit, authorizing and approving all of the following resolutions:

Please mark vote as indicated in this example	☒
	For	Against	Abstain
1.

The amended and restated memorandum and articles of association attached hereto as Exhibit 99.4, be and are hereby approved including the creation of a new class of class A shares with each class A share being entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

	☐	☐	☐

2.

The change in the maximum number of shares that the Company is authorised to issue from 30,000,000 ordinary shares of US$0.01 par value each to 600,000,000 shares divided into 500,000,000 ordinary shares with a par value of US$0.01 each and 100,000,000 class A shares with a par value of US$0.01 each be and is hereby approved.

3.

Subject to approval of the foregoing resolutions, the redemption of 1,488,000 Ordinary Shares held by HFGFR Inc. as at the date of this proxy statement and reissue of 1,488,000 Class A Shares to HFGFR Inc. be and is hereby approved.

Please indicate if you plan to attend this meeting.	Yes ☐	No ☐

In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned in the postage paid envelope we have provided or returned addressed to as soon as possible and in any event so that it is received by the Company no later than 5:00 PM on January 8, 2025, Beijing Time. In default this form of proxy shall not be treated as valid, provided always that the chairman of the AGM may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. Completion and delivery of this form of proxy will not preclude you from attending the AGM and voting in person at the AGM if you so wish, but in the event of your attending the AGM and voting at the AGM after having lodged this form of proxy, this form of proxy will be deemed to have been revoked.

Signature:
Signatures if held jointly:

Dated: ________, 2024

Notes:

(1)    Full name(s) and addresses to be inserted in BLOCK CAPITALS.

(2)    If no name is inserted, a shareholder is deemed to have nominated the chairman of the AGM as proxy. If any proxy other than the chairman of the AGM is preferred, please strike out the words “the chairman of the AGM or” and insert the name and address of your proxy desired in the space provided. You are entitled to appoint one or more proxies (who must be an individual) to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the AGM in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

(3)    The Board of Directors recommends you vote FOR the proposals. IMPORTANT: IF YOU WISH TO VOTE IN FAVOR OF THE PROPOSALS, TICK THE BOX MARKED “For.” If you are a shareholder of record and fail to return your proxy card, unless you attend the shareholder meeting and vote in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the general meeting or towards the proposal to adopt the resolutions. Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies shall have discretion to vote as they determine. Proxies shall also be authorized to vote upon such other business as may properly come before the AGM or any postponement or adjournment thereof in their discretion.

(4)    This form of proxy must be signed by you or your duly authorized attorney in writing or, in the case of a corporation, either under its common seal or under the hand of an officer, attorney or other person duly authorized. If a corporation or partnership, please set out the full corporate or partnership name and the full title of any authorized person signing on the corporation or partnership’s behalf. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such.

(5)    Joint owners should each sign personally. Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the AGM, either personally, or by proxy, in respect of such share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the AGM, either personally or by proxy, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.